Exhibit 3.4
Section 6.9 of the Bylaws of Express Scripts, Inc.
6.9 Amendments. Bylaws may be amended, repealed or adopted by a majority of the entire Board, provided that written notice of any such proposed action shall have been given to each director prior to such meeting, or that notice of such addition, amendment, alteration or report shall have been given at the preceding meeting of the Board. The Bylaws may also be amended, repealed or adopted by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereon; provided, however, that ~~any proposed alteration or repeal of, or the adoption of any Bylaw inconsistent with, Section 1.2, 1.3, 1.4, 1.5, 1.11, 1.12, 1.13 or 1.17 of Article 1 of the Bylaws or Section 2.1, 2.2, 2.9 or 2.10 of Article 2 of the Bylaws or Section 6.10 of the Bylaws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all stock then issued and outstanding and entitled to vote thereon, voting together as a single class; and, provided, further, however, that~~ in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting. The fact that the power to amend these Bylaws has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to amend, adopt or repeal bylaws.
Whenever an amendment or new bylaw is adopted, it shall be copied in the book of bylaws with the original bylaws, in the appropriate place. If any bylaw is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or the filing of the operative written consent(s) shall be stated in said book.